EXHIBIT 99.2

PART II, ITEM 2 OF QUARTERLY REPORT OF

ACACIA RESEARCH CORPORATION

FOR PERIOD ENDED JUNE 30, 2007

Item 2.  UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

In May 2007, Acacia Research Corporation sold 340,000 shares of unregistered Acacia Research-CombiMatrix common stock pursuant to a consulting services agreement between CombiMatrix Corporation and a third-party consultant.  Pursuant to the terms of the agreement, 306,000 shares of Acacia Research-CombiMatrix common stock were issued to the consultant on May 29, 2007, and an additional 30,000 shares and 4,000 shares of Acacia Research-CombiMatrix common stock will be issued to the consultant in August 2007 and November 2007, respectively.  The term of the consulting services agreement expires in November 2007.

The shares of Acacia Research-CombiMatrix common stock issued pursuant to the consulting services agreement as of August 15, 2007 (the “Redemption Date” as defined at Part I Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations”), will be redeemed for shares of CombiMatrix Corporation common stock in connection with the Split-off Transaction described at Part I Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” earlier herein.  Subsequent to the Redemption Date, CombiMatrix Corporation common stock shares will be issued to the consultant pursuant to the terms of the consulting services agreement.

The issuance and sale of the securities was exempt from the registration and prospectus delivery requirements of the Securities Act of 1933 by virtue of Section 4(2) and Rule 506 of Regulation D.  The sale did not involve a public offering or general solicitation and was limited to a single accredited investor.  No commissions were paid on the issuance and sale of the shares.  The stock certificates issued pursuant to the consulting agreement have contained and will contain a restrictive legend in accordance with Rule 144.